VOLTARI CORPORATION

601 West 26th Street, Suite 415

New York, New York 10001

February 12, 2015

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

Re:	Voltari Corporation

Registration Statement Form S-1

Filed January 30, 2015

File No. 333-201762

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461(a) of Regulation C promulgated under Section 8(a) the Securities Act of 1933, as amended, Voltari Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) enter an appropriate order declaring the Registration Statement effective as of 5:00 p.m. Eastern Time on Friday, February 13, 2015, or as soon as practicable thereafter. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (646) 561-5695 or the Company’s legal counsel, Samuel P. Williams or James Bedar of Brown Rudnick LLP, at (617) 856-8353 or (617) 856-8167, respectively, to discuss any of the matters discussed in this letter.

Very truly yours,

VOLTARI CORPORATION

By:	/s/ Richard Sadowsky
Name:	Richard Sadowsky
Title:	Acting Chief Executive Officer